Press Information

FOR IMMEDIATE RELEASE

PINK SHEETS SYMBOL MXIM

Contact: Tunc Doluca,
President and Chief Executive Officer
(408) 737-7600

MAXIM APPOINTS TWO PROMINENT EXECUTIVES TO ITS BOARD OF DIRECTORS

SUNNYVALE, CA–August 5, 2008–Maxim Integrated Products, Inc., (Pink Sheets: MXIM) announced the appointment of Robert E. Grady and William D. Watkins to its Board of Directors.

Robert E. Grady

Robert Grady is a Managing Director at The Carlyle Group, one of the world's largest private equity firms, where he serves as Chairman of Carlyle's U.S. venture and growth capital group, Carlyle Venture Partners ("CVP"), and on the investment committees of CVP, Carlyle Asia Growth Partners and Carlyle Europe Technology Partners.

Mr. Grady is a member of the board of directors of AuthenTec, Inc. and a former Director of Blackboard and Ingenio (acquired by AT&T). He currently serves on the Board of Directors of several privately-held Carlyle portfolio companies including, eScreen, The Health Central Network, Panasas, Secure Elements, Verari Systems, Viator, Inc. and Wall Street Institute. Mr. Grady is also a former director and served as Chairman in 2006-2007 of the National Venture Capital Association. From 1993 to 2000, he was a Partner and Member of the Management Committee at Robertson Stephens & Company, a technology-focused investment banking firm. He is a member of the Council on Foreign Relations, and he is an Advisory Trustee of the Environmental Defense Fund.

Mr. Grady served from 1994 to 2004 on the faculty of the Stanford Graduate School of Business, where he taught courses on environmental policy, regulation and "Investing in Highly Regulated Industries." From 1989 -1993, Mr. Grady served in the White House as Deputy Assistant to the President of the United States of America, and as Executive Associate Director of the Office of Management and Budget (1991-1993) and as Associate Director of OMB for Natural Resources, Energy and Science (1989-1991).

Mr. Grady is an honors graduate of Harvard College and received an M.B.A. from the Stanford Graduate School of Business.

William D. Watkins

Bill Watkins is the Chief Executive Officer and a member of the board of directors of Seagate Technology. Prior to becoming Seagate's Chief Executive Officer, Mr. Watkins served as president and chief operating officer from June 2000 to July 2004 and was responsible for the company's global hard disc drive operations. He has served on Seagate's Board since 2000. Mr. Watkins joined Seagate in 1996 as part of the company's merger with Conner Peripherals. While at Conner, he established the Conner Disk Division and managed its success through the merger with Seagate.

Mr. Watkins currently serves on the board of directors of the Leukemia and Lymphoma Society, and the Silicon Valley Leadership Group. He also serves as a director at-large of the United Negro College Fund and on the executive advisory Council for IDEMA (the International Disk Drive Equipment and Materials Association).

Bill Watkins graduated with honors with a Bachelor of Science degree in Political Science from the University of Texas.

Tunc Doluca, Maxim's President and Chief Executive Officer commented, "The vast experiences of Robert Grady and Bill Watkins will prove invaluable in guiding the Maxim management team as we pursue the exciting market opportunities that lie ahead of us. We are honored to have them join Maxim's Board of Directors."

About Maxim

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sells over $2 billion of high-performance semiconductor products annually. It was founded over 25 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products. To date, Maxim has developed over 5600 products serving the Industrial, Communications, Consumer, and Computing markets. For more information, go to www.maxim-ic.com.

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